# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: AN2 Therapeutics, Inc., CIK 0001880438
CUSIP: 037326105
Title of class of securities: Common Stock, $0.00001 par value per share
Address of issuer's principal executive offices: 1800 El Camino Real, Suite D, Menlo Park, California (CA), 94027
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001193125-24-029181
Filed by CIK 0001783165

## Reporting persons
- Adjuvant Global Health Technology Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 1,995,958; sole dispositive power 0; shared dispositive power 1,995,958; aggregate amount beneficially owned 1,995,958 (6.7% of the class)
- Adjuvant Global Health Technology Fund DE, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 377,542; sole dispositive power 0; shared dispositive power 377,542; aggregate amount beneficially owned 377,542 (1.3% of the class)
- Adjuvant Capital GP, L.P.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,373,500; sole dispositive power 0; shared dispositive power 2,373,500; aggregate amount beneficially owned 2,373,500 (7.9% of the class)
- Adjuvant Capital Management, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,373,500; sole dispositive power 0; shared dispositive power 2,373,500; aggregate amount beneficially owned 2,373,500 (7.9% of the class)

## Item 1. Issuer
Name of issuer: AN2 Therapeutics, Inc.
Address of issuer's principal executive offices: 1800 El Camino Real, Suite D, Menlo Park, CA 94027

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being filed jointly by Adjuvant Global Health Technology Fund, L.P. ("AGHT Fund"), Adjuvant Global Health Technology Fund DE, L.P. ("AGHT Fund DE"), Adjuvant Capital GP, L.P. ("AC GP") and Adjuvant Capital Management, L.L.C. ("AC Management" and together with AGHT Fund, AGHT Fund DE and AC GP, the "Reporting Persons").

AC GP is the sole general partner of AGHT Fund and the sole general partner of AGHT Fund DE, and may be deemed to beneficially own the shares of Common Stock beneficially owned by AGHT Fund and AGHT Fund DE. AC Management is the sole general partner of AC GP and may be deemed to beneficially own the shares of Common Stock beneficially owned by AGHT Fund and AGHT Fund DE.
Address of principal business office or, if none, residence: The principal business address of each of the Reporting Persons, is c/o Adjuvant Capital, L.P., 500 Fifth Avenue, Suite 4000, New York, NY 10110.
Citizenship: AGHT Fund is organized under the laws of the Cayman Islands. AGHT Fund DE, AC GP and AC Management are each organized under the laws of the State of Delaware.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See rows 5 through 11 of the cover pages.
Percent of class: See rows 5 through 11 of the cover pages.
Sole power to vote or to direct the vote: See rows 5 through 11 of the cover pages.
Shared power to vote or to direct the vote: See rows 5 through 11 of the cover pages.
Sole power to dispose or to direct the disposition: See rows 5 through 11 of the cover pages.
Shared power to dispose or to direct the disposition: See rows 5 through 11 of the cover pages.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Adjuvant Global Health Technology Fund, L.P.: /s/ Kabeer Aziz, Vice President and Secretary of Adjuvant Capital Management, L.L.C., the sole general partner of Adjuvant Capital GP, L.P. (02/28/2025)
- Adjuvant Global Health Technology Fund DE, L.P.: /s/ Kabeer Aziz, Vice President and Secretary of Adjuvant Capital Management, L.L.C., the sole general partner of Adjuvant Capital GP, L.P. (02/28/2025)
- Adjuvant Capital GP, L.P.: /s/ Kabeer Aziz, Vice President and Secretary of Adjuvant Capital Management, L.L.C., the sole general partner of Adjuvant Capital GP, L.P. (02/28/2025)
- Adjuvant Capital Management, L.L.C.: /s/ Kabeer Aziz, Vice President and Secretary (02/28/2025)